UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Peerless Systems Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

705536100
(CUSIP Number)

Gregory Bylinsky
Bandera Partners LLC
50 Broad Street, Suite 1820
New York, New York 10004
Tel No. (212) 232-4582

With copies to:
Robert E. Holton, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
Tel No. (212) 715-1137
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

                    August 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Bandera Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power	3,620,570*
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
By Each
Reporting	9.	Sole Dispositive Power	3,620,570*
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,620,570*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) options to purchase 18,750 shares of Common Stock at an exercise price of $1.95 per share, which options are immediately exercisable as of the date hereof and expire on June 5, 2019, (ii) options to purchase 1,250 shares of Common Stock at an exercise price of $1.95 per share, which options shall vest and become exercisable on October 5, 2010 and expire June 5, 2019 and (iii) options to purchase 1,250 shares of Common Stock at an exercise price of $1.95 per share, which options shall vest and become exercisable on November 5, 2010 and expire June 5, 2019 (collectively, the “Options”).

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Gregory Bylinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	3,620,570*
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	3,620,570*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,620,570*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions) IN

* Includes the Options.

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Jefferson Gramm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	3,620,570*
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	3,620,570*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,620,570*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions) IN

* Includes the Options.

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Andrew Shpiz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	3,620,570*
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	3,620,570*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,620,570*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to the common stock (the “Common Stock”) of Peerless Systems Corporation (the “Company”).

The principal executive offices of the Company are located at 2361 Rosecrans Avenue, El Segundo, California 90245.

Item 2.                        Identity and Background

(a)           This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached as Exhibit 1 to the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2010:

(i)           Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(ii)           Gregory Bylinsky;

(iii)           Jefferson Gramm; and

(iv)           Andrew Shpiz.

Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are filing this Schedule with respect to 3,620,570 shares of Common Stock (consisting of (i) 3,599,320 shares of Common Stock (the “Master Fund’s Shares”) and (ii) (x) options to purchase 18,750 shares of Common Stock at an exercise price of $1.95 per share, which options are immediately exercisable as of the date hereof and expire on June 5, 2019, (y) options to purchase 1,250 shares of Common Stock at an exercise price of $1.95 per share, which options shall vest and become exercisable on October 5, 2010 and expire June 5, 2019 and (z) options to purchase 1,250 shares of Common Stock at an exercise price of $1.95 per share, which options shall vest and become exercisable on November 5, 2010 and expire June 5, 2019 (collectively, the “Options” and together with the Master Fund’s Shares, the “Master Fund’s Securities”).  The Master Fund’s Shares are directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).  Mr. Bylinsky and Mr. Gramm hold the Options, which were issued to them as compensation for their services as directors of the Company, as nominees, and for the benefit, of Bandera Master Fund.

(b)           The principal business address of each of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz is:

50 Broad Street, Suite 1820
New York, New York 10004

(c)           Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Securities by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Securities.

Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.  Mr. Bylinsky and Mr. Gramm also serve as directors of the Company as nominees of Bandera Master Fund.

(d)-(e)     None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Bandera Partners LLC	Delaware
Gregory Bylinsky	United States
Jefferson Gramm	United States
Andrew Shpiz	United States

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the securities of the Company described in Item 5 was $6,679,251.49.  The source of the funds used by the Reporting Persons for the purchase of the securities of the Company described in Item 5 was the working capital of Bandera Master Fund.  Working capital was provided by capital contributions of partners and internally generated funds.

The Options were received in connection with Mr. Bylinsky’s and Mr. Gramm’s election as directors of the Company on June 5, 2009.

Item 4.  Purpose of Transaction

Bandera Partners, Bandera Master Fund, Bandera Partners Management LLC,  Gregory Bylinsky and Jefferson Gramm (collectively with their respective affiliates, the “Bandera Group”) entered into an Amended and Restated Nomination Agreement, dated August 26, 2010 (the “Agreement”), with the Company, which amends and restates the Nomination Agreement dated as of May 14, 2009 by and among the Bandera Group and the Company.

Pursuant to the Agreement, the Company is making a tender offer to all of its stockholders to repurchase up to 13,846,153 shares of Common Stock at a price of $3.25 per share (the “Tender Offer”).  The Bandera Group agreed to tender to the Company in the Tender Offer 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and to not withdraw such shares from such tender unless and until the Tender Offer expires or is terminated.  Each of Mr. Gramm and Mr. Bylinsky agreed to: (i) exercise all options to acquire Common Stock directly owned by him which are vested on or before the date of the Closing and (ii) tender in the Tender Offer all shares of Common Stock received upon exercise of such options and to not withdraw such shares from such tender unless and until the Tender Offer expires or is terminated.  Immediately following the closing of the Tender Offer (the “Closing”), Mr. Bylinsky shall resign from the Company’s Board of Directors (the “Board”).

Pursuant to the Agreement, if immediately following the Closing the Bandera Group owns 450,000 or more shares of Common Stock, the size of the Board shall be reduced to six directors and the Board shall be comprised of Steven M. Bathgate, Timothy E. Brog, Mr. Gramm, Jeffrey A. Hammer, Eric Kuby and Jeffrey S. Wald.  If immediately following the Closing the Bandera Group owns 360,000 or more shares of Common Stock, but less than 450,000 shares of Common Stock, the Board shall be comprised of Mr. Bathgate, Mr. Brog, Mr. Gramm, Mr. Hammer, Mr. Kuby, Robert Frankfurt and Mr. Wald.  If immediately following the Closing the Bandera Group owns less than 360,000 shares of Common Stock, the size of the Board shall be reduced to six directors and the Board shall be comprised of Mr. Bathgate, Mr. Brog, Mr. Frankfurt, Mr. Hammer, Mr. Kuby and Mr. Wald.  If either Mr. Bylinsky or Mr. Gramm leaves the Board (whether by resignation or otherwise, except a resignation immediately following the closing of the Tender Offer pursuant to the Agreement) on or before November 11, 2010, the Bandera Group is entitled under the Agreement to recommend to the Nominating and Corporate Governance Committee a replacement nominee, subject to certain eligibility requirements.  The Nominating and Corporate Governance Committee may not unreasonably withhold or delay its approval and nomination of any replacement director recommended by the Bandera Group.

Prior to November 11, 2010, the Bandera Group may not engage in certain actions with respect to the Company without the prior written consent of the Company, including, but not limited to, acquiring additional voting securities, soliciting proxies, forming a “group” with other stockholders, depositing its securities in a voting trust and calling any stockholder meeting.  The foregoing prohibitions do not apply to the grant of or payment by the Company, the receipt by Mr. Bylinsky or Mr. Gramm (each of whom presently serves as a director of the Company), or the exercise by either of them (whether for his own benefit or for the benefit of Bandera Master Fund) of any equity compensation in accordance with the applicable incentive award plan and policies of the Company.

The Agreement terminates on the date of the 2011 annual meeting of stockholders.

The foregoing is only a summary of the Agreement and is qualified in its entirety by the full Agreement, which is Exhibit 2 to this Schedule and is incorporated by reference into this Item 4 as if set out herein in full.

On June 5, 2009, in connection with their election as directors of the Company, Mr. Bylinsky and Mr. Gramm each received options (the “2009 Options”) to acquire 30,000 shares of Common Stock from the Company as compensation for their services as directors, pursuant to the Company’s 2005 Incentive Award Plan.  Mr. Bylinsky and Mr. Gramm hold the 2009 Options as nominees, and for the benefit, of Bandera Master Fund.  Twenty-five percent (25%) of the shares subject to the 2009 Options vested and became exercisable on June 5, 2010 (the completion of one year of service measured from the grant date).  One thousand two hundred fifty (1,250) shares subject to the 2009 Options vested and became exercisable on July 5, 2010, one thousand two hundred fifty (1,250) shares subject to the 2009 Options vested and became exercisable on August 5, 2010 and one thousand two hundred fifty (1,250) shares subject to the 2009 Options vested and became exercisable on September 5, 2010.  The balance of the shares subject to the 2009 Options shall vest and become exercisable in a series of thirty-three (33) successive equal monthly installments upon completion of each additional month of service as a Board member.

On June 23, 2010, in connection with their re-election as directors of the Company, Mr. Bylinsky and Mr. Gramm each received options (the “2010 Options”) to acquire 10,000 shares of Common Stock and 10,000 shares of restricted stock (the “Restricted Stock”) from the Company as compensation for their services as directors, pursuant to the Company’s 2005 Incentive Award Plan.  Mr. Bylinsky and Mr. Gramm hold the 2010 Options and Restricted Stock as nominees, and for the benefit, of Bandera Master Fund.  Twenty-five percent (25%) of the shares subject to the 2010 Options shall vest and become exercisable on June 23, 2011 (the completion of one year of service measured from the grant date).  The balance of the shares subject to the 2010 Options shall vest and become exercisable in a series of successive equal monthly installments upon completion of each additional month of service as a Board member over a thirty-six (36) month period measured from the first anniversary of the grant date.  Fifty percent (50%) of the Restricted Stock shall vest on the earlier of June 23, 2011 and the date of the Company’s 2011 annual meeting of stockholders, and the remaining fifty percent (50%) of the Restricted Stock shall vest on the earlier of June 23, 2012 and the date of the Company’s 2012 annual meeting of stockholders.

The foregoing is only a summary of the terms of the 2009 Options, 2010 Options and Restricted Stock and is qualified in its entirety by the descriptions of “Initial Options” and “Restricted Stock” in the Company’s 2005 Incentive Award Plan, a copy of which was filed by the Company with the SEC as Appendix A to its Definitive Proxy Statement on May 16, 2005.

Subject to the terms of the Agreement, the Bandera Group may in the future seek continued representation on the Board of the Company.  In the process of seeking such representation, the Bandera Group may hold discussions or otherwise communicate with the Company’s management and Board and other representatives of the Company.

Subject to the restrictions under the Agreement, from time to time, one or more members of the Bandera Group may also hold discussions or otherwise communicate with any of the parties referenced above to discuss other matters that may include one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the restrictions under the Agreement, the Bandera Group may purchase from time to time in open market or privately negotiated transactions additional securities of the Company, or options or derivatives related thereto.  The Bandera Group may determine to dispose of all or a portion of its shares of Common Stock of the Company at any time.

Item 5.   Interest in Securities of the Issuer

(a)           (i)                 Bandera Partners may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the beneficial owner of 3,620,570 shares of Common Stock (consisting of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund), which constitute approximately 22.3% of the issued and outstanding shares of Common Stock.  As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Bandera Partners.

(ii)                 Mr. Bylinsky may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,620,570 shares of Common Stock (consisting of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund), which constitute approximately 22.3% of the issued and outstanding shares of Common Stock.

(iii)                 Mr. Gramm may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,620,570 shares of Common Stock (consisting of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund), which constitute approximately 22.3% of the issued and outstanding shares of Common Stock.

(iv)                 Mr. Shpiz may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,620,570 shares of Common Stock (consisting of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund), which constitute approximately 22.3% of the issued and outstanding shares of Common Stock.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are based on an aggregate of 16,264,670 shares of Common Stock, consisting of (i) 16,243,420 shares of Common Stock issued and outstanding as of September 13, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on September 14, 2010 and (ii) 21,250 shares of Common Stock issuable upon exercise of the Options.

(b)           (i)                 Bandera Partners may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,620,570 shares of Common Stock (consisting of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund).

(ii)                 As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Bylinsky may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 3,620,570 shares of Common Stock (consisting of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund).

(iii)                 As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Gramm may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 3,620,570 shares of Common Stock (consisting of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund).

(iv)                 As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Shpiz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 3,620,570 shares of Common Stock (consisting of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund and the Options received by Mr. Bylinsky and Mr. Gramm as compensation for their services as directors to the Company as nominees, and for the benefit, of the Bandera Master Fund).

(c)           No transactions with respect to shares of Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)           The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Securities is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager. Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz disclaim beneficial ownership of the Master Fund’s Securities reported in this Schedule pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Items 2(c), 4 and 5(d) above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Schedule are filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: September 21, 2010

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: September 21, 2010

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: September 21, 2010

By:	/s/ Jefferson Gramm
Jefferson Gramm

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: September 21, 2010

By:	/s/ Andrew Shpiz
Andrew Shpiz

INDEX OF EXHIBITS

Exhibit No.	Description

1
Agreement of Joint Filing, dated February 8, 2010, among Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz (previously filed as Exhibit 1 to the Reporting Persons’ Amendment No. 2 to Schedule 13D filed with the SEC on February 9, 2010).

2
Amended and Restated Nomination Agreement, dated as of August 26, 2010, among Bandera Partners LLC, Bandera Master Fund L.P., Bandera Partners Management LLC, Gregory Bylinsky, Jefferson Gramm and Peerless Systems Corporation (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 27, 2010).